EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-000000) and related Prospectus of Archer Daniels Midland Company for the registration of debt securities, common stock, warrants to purchase debt securities or common stock, stock purchase contracts, and stock purchase units, and to the incorporation by reference therein of our report dated August 26, 2009, except for the retrospective adjustments described in Notes 1, 8, 11, 12, and 15, as to which the date is March 19, 2010, with respect to the consolidated financial statements and schedule of Archer Daniels Midland Company and our report dated August 26, 2009, with respect to the effectiveness of internal control over financial reporting of Archer Daniels Midland Company included in its Current Report on Form 8-K dated March 19, 2010.
/s/ Ernst & Young LLP
St. Louis, Missouri
March 22, 2010